MOODY SECURITIES, LLC

Schedule II: Exemption From SEC Rule 15c3-3

For the Year Ended December 31, 2015

Note: Exemption from SEC Rule 15c3-3 is claimed under Reg. Section 240.15c3(k)(2)(i).